UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 24, 2026

Standard BioTools Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-34180	77-0513190
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Milk Street, 10th Floor
Boston, Massachusetts 02109
(Address of Principal Executive Offices) (Zip Code)

(650) 266-6000
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	LAB	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Termination, Waiver and Release Agreement

On July 24, 2026, Standard BioTools Inc., a Delaware corporation (the “Company”), entered into a Termination, Waiver and Release Agreement (the “Termination Agreement”) with Illumina, Inc., a Delaware corporation (“Illumina”). Pursuant to the terms of the Termination Agreement, the Company has received a payment of approximately $30 million in cash from Illumina in exchange for the waiver and release of certain earnout and royalty payment obligations and the termination of certain other agreements described below.

Pursuant to the Stock Purchase Agreement, dated June 22, 2025, by and between the Company and Illumina (the “Illumina Stock Purchase Agreement”), Illumina, among other things, agreed to make an earnout payment based upon net revenue generated from SomaScan assay services or any other SOMAmer-based assay services and sales of SOMAmer-based array kits and SOMAmer-based next-generation sequencing library preparation kits in fiscal year 2026 (such earnout payment, the “2026 Illumina Earnout”).

In connection with the closing of the transactions contemplated by the Illumina Stock Purchase Agreement, on January 30, 2026 the Company and Illumina entered into (i) a royalty agreement, pursuant to which the Company was entitled to a specified royalty stream on net revenues generated from sales of SOMAmer-based next-generation sequencing library preparation kits, (ii) a license agreement, pursuant to which Illumina provided a specified license to the Company for the intellectual property relating to Single SOMAmers for potential development and commercialization of Single SOMAmer reagents for use in singleplex affinity assays and (iii) a royalty agreement, pursuant to which the Company was entitled to a specified royalty stream on net revenues generated from sales of Single SOMAmers (clauses (i), (ii) and (iii), collectively, the “Royalty and License Agreements”).

Pursuant to the Termination Agreement, the Company agreed with Illumina to waive its rights to the 2026 Illumina Earnout and to terminate the Royalty and License Agreements.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Share and Asset Purchase Agreement

On July 28, 2026, the Company entered into a Share and Asset Purchase Agreement (the “Purchase Agreement”) with Multiplex Bio Inc., a Delaware corporation (“Multiplex Bio”). Pursuant to the Purchase Agreement, on the terms and subject to the conditions set forth therein, Multiplex Bio will acquire the mass cytometry business (the “Business”) of the Company (collectively, the “Transaction”).

Under the Purchase Agreement, the aggregate purchase price for the Transaction is $5 million, on a cash-free and debt-free basis and subject to customary adjustments contemplated by the Purchase Agreement (as so adjusted, the “Closing Payment”). The Closing Payment is payable entirely through the issuance to the Company by Multiplex Bio, at the consummation of the Transaction (the “Closing”), of a promissory note in a principal amount equal to the Closing Payment, bearing interest at a rate of 6% per annum and maturing on the fifth anniversary of the Closing. The Company will not receive cash consideration at the Closing. Pursuant to the Purchase Agreement, the Company may receive additional consideration of $5 million if Multiplex Bio consummates a qualifying sale transaction for consideration in excess of a specified dollar threshold within ten years of the Closing. Under the Purchase Agreement, Multiplex Bio is required to use reasonable best efforts to obtain a senior secured working capital loan facility, available to it after the Closing on terms reasonably satisfactory to the Company, and if Multiplex Bio is unable to obtain such financing prior to the Closing despite using such efforts, the Company must provide Multiplex Bio a working capital loan at the Closing in an amount of up to $10 million.

The Purchase Agreement contemplates that the parties will enter into certain other ancillary agreements as of the Closing, including a transition services agreement, pursuant to which the Company will provide specified services to Multiplex Bio following the Closing in connection with Multiplex Bio’s operation of the Business.

The Purchase Agreement contains customary representations, warranties and covenants by the parties, and the consummation of the Transaction is subject to customary closing conditions. Receipt of approval of the Company’s stockholders for the Transaction, as well as consummation of the Company’s pending merger with Treeline Biosciences, Inc., are also conditions to the Closing.

The Purchase Agreement contains a customary non-solicitation restriction on the Company’s ability to solicit or facilitate alternative proposals to acquire the Business, subject to a customary fiduciary out that permits the Company’s board of directors (the “Company Board”), prior to approval of the Transaction by Company stockholders, to change its recommendation or terminate the Purchase Agreement in order to accept an unsolicited competing proposal to acquire the Business that is more favorable to stockholders from a financial point of view, subject to Multiplex Bio’s notice and matching rights, if the Company Board determines in good faith (after consultation with its outside financial and legal advisors) that failing to do so would be inconsistent with its fiduciary duties.

The Purchase Agreement also provides for customary termination rights for both parties, including, among other things, the ability of each of the Company or Multiplex Bio to terminate the Purchase Agreement if the Transaction has not been consummated on or before June 30, 2027, subject to up to two automatic three-month extensions under certain specified circumstances. Upon termination of the Purchase Agreement under specified circumstances, the Company will be required to make a payment to Multiplex Bio equal to $1 million in cash (the “Termination Fee”). The Company will be required to reimburse Multiplex Bio’s reasonable out-of-pocket fees in connection with the Transaction in an amount up to $125,000 if the Transaction is not consummated prior to December 31, 2026, and up to an additional $125,000 if the Transaction is not consummated prior to March 31, 2027, with the amount of any such reimbursement to be credited against any payment of the Termination Fee.

Item 7.01	Regulation FD Disclosure.

On July 28, 2026, the Company issued a press release, announcing the transactions described in this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The information set forth in this Item 7.01 and in the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements regarding the disposition of the Mass Cytometry business; the expected timing of the disposition of the Mass Cytometry business; the Treeline transaction; the expected timing of the closing of the Treeline transaction; the potential benefits of the Treeline transaction; the prospective performance and outlook of the combined company’s business, performance and opportunities; as well as any assumptions underlying any of the foregoing. The words “advance,” “build,” “lead,” “may,” “will,” “continue,” “commitment,” “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the risk that the sale of the Mass Cytometry business may not be completed in a timely manner or at all; (ii) the ability to obtain the requisite approval for the sale of the Mass Cytometry business from stockholders of Standard BioTools; (iii) the possibility that any or all of the various conditions to the consummation of the sale of the Mass Cytometry business may not be satisfied or waived; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement relating to the sale of the Mass Cytometry business; (v) the risk that the Treeline transaction may not be completed in a timely manner or at all; (vi) the ability to obtain the requisite approval for the sale of the Treeline transaction from stockholders of Standard BioTools; (vii) the possibility that competing offers or acquisition proposals will be made with respect to the Treeline business;  (viii) the possibility that any or all of the various conditions to the consummation of the Treeline transaction may not be satisfied or waived; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Treeline transaction, including in circumstances that would require Standard BioTools to pay a termination fee or other expenses; (x) the effect of the pendency of the Treeline transaction on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (xi) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (xii) the risk that stockholder litigation in connection with either the sale of the Mass Cytometry business or the Treeline transaction may result in significant costs of defense, indemnification and liability; (xiii) the parties’ ability to realize the anticipated benefits of the Treeline transaction; (xiv) the risk that the parties may assume unexpected liabilities and expenses as a result of the Treeline transaction; (xv) the risk that the potential disposition of Standard BioTools’ Microfluidics business may not be completed on favorable terms or at all; (xvi) the risk that Standard BioTools could fail to maintain the listing of its common stock on Nasdaq; (xvii) uncertainties as to the potential for development, commercialization and other benefits of any of Treeline’s product candidates; and (xviii) uncertainties as to Treeline’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results.

For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 16, 2026, Standard BioTools’ most recent Quarterly Report on Form 10-Q and Standard BioTools’ other filings with the SEC. Should any of these risks or uncertainties materialize, actual results could differ materially from expectations. These forward-looking statements speak only as of the date hereof. Standard BioTools does not assume any obligation to, and does not currently intend to, update any such forward-looking statements except as may be required by law.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of Standard BioTools’ sale of its Mass Cytometry business and/or in respect of the Treeline transaction. In connection with the Treeline transaction and related stockholder vote, Standard BioTools has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on July 20, 2026 that included a preliminary proxy statement and a preliminary prospectus of Standard BioTools, and that may be amended or supplemented from time to time. In connection with the disposition of the Mass Cytometry business and related stockholder vote, Standard BioTools will file a preliminary proxy statement with the SEC. This communication is not a substitute for the preliminary proxy statement, preliminary prospectus or any other document that Standard BioTools may file with the SEC or send to its stockholders in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools.

INVESTORS AND STOCKHOLDERS OF STANDARD BIOTOOLS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS, SUPPLEMENTS AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STANDARD BIOTOOLS, TREELINE AND THE PROPOSED TRANSACTIONS. Copies of the materials filed or to be filed by Standard BioTools with the SEC may be obtained free of charge on Standard BioTools’ Investor Relations website at https://investors.standardbio.com or by contacting Standard BioTools’ Investor Relations department at ir@standardbio.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Standard BioTools, Treeline and certain of their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies of Standard BioTools stockholders in connection with the proposed transactions under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of Standard BioTools’ executive officers and directors who may, under SEC rules, be deemed participants in the solicitation by reading Standard BioTools’ proxy statement for its 2026 annual meeting of stockholders (including under the headings “Management and Corporate Governance,” “Executive Officer and Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, subsequent Quarterly Reports on Form 10-Q and Standard BioTools’ other filings with the SEC. Information regarding Treeline’s directors and executive officers who may be deemed participants in the solicitation is contained in the registration statement on Form S-4 filed by Standard BioTools. These documents are or will be available free of charge at the SEC’s website at www.sec.gov or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at ir@standardbio.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Termination, Waiver and Release Agreement, by and among Illumina, Inc. and Standard BioTools Inc. dated as of July 24, 2026.
99.1	Press Release, dated as of July 28, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2026	STANDARD BIOTOOLS INC.

	By:	/s/ Alex Kim
Name: Alex Kim
Title: Chief Financial Officer

Exhibit 2.1

Execution Version

TERMINATION, WAIVER AND RELEASE AGREEMENT

This TERMINATION, WAIVER AND RELEASE AGREEMENT (this “Agreement”) is made as of July 24, 2026, by and between Illumina, Inc., a Delaware corporation (“Purchaser”), and Standard BioTools Inc., a Delaware corporation (“Seller” and, together with Purchaser, the “Parties” and each a “Party”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the SPA or, if not defined therein, in the 2% Royalty Agreement, the 5% Royalty Agreement or the License Agreement (each as defined below), as applicable.

RECITALS

WHEREAS, Purchaser and Seller entered into that certain Stock Purchase Agreement, dated as of June 22, 2025 (the “SPA”), pursuant to which, among other things, Purchaser acquired the Shares on the Closing Date;

WHEREAS, pursuant to Section 2.4 of the SPA, Seller is entitled to receive earnout payments from Purchaser to the extent earned in accordance with the terms of Exhibit A of the SPA, including an Annual Earnout Payment in respect of the 2026 Earnout Period (the “2026 Earnout Obligation”);

WHEREAS, in accordance with Section 2.5 of the SPA, Purchaser and Seller entered into that certain Royalty Agreement, dated as of January 30, 2026, providing for the payment by Purchaser to Seller of a royalty equal to two percent (2%) of certain revenues in respect of sales of SOMAmer-based next-generation sequencing library preparation kits during the term thereof (the “2% Royalty Agreement”);

WHEREAS, in accordance with Section 2.7 of the SPA, Purchaser and Seller entered into that certain Royalty Agreement, dated as of January 30, 2026, providing for the payment by Purchaser to Seller of a royalty equal to five percent (5%) of certain revenues in respect of sales of Single SOMAmers during the term thereof (the “5% Royalty Agreement” and, together with the 2% Royalty Agreement, the “Royalty Agreements”);

WHEREAS, under each Royalty Agreement, Purchaser is obligated to pay to Seller certain Royalties that accrue and are calculated and paid on a quarterly basis, together with certain other amounts payable thereunder (the “Royalty Obligations” and, together with the 2026 Earnout Obligation, the “Contingent Obligations”);

WHEREAS, in accordance with Section 2.6 of the SPA, Purchaser and Seller entered into that certain License Agreement, dated as of January 30, 2026, granting Seller a license under certain intellectual property pertaining to the exploitation of Single SOMAmers and other Licensed Products intended for use in Singleplex Affinity Assays (the “License Agreement”); and

WHEREAS, the Parties desire to provide for the full satisfaction and discharge of all Contingent Obligations and to terminate the Royalty Agreements and the License Agreement in exchange for a one-time payment by Purchaser to Seller in the amount of $30,041,683.63 (the “Consideration Payment”).

NOW, THEREFORE, in good and valuable consideration of the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, Seller and Purchaser agree as follows:

ARTICLE I.
TERMINATION, WAIVER AND RELEASE

Section 1.01       Waiver and Release of 2026 Earnout Obligation.  Effective upon Seller’s receipt in full of the Consideration Payment, Seller hereby (a) waives any and all rights or claims of Seller arising under Section 2.4 of the SPA or Exhibit A thereto, including any and all rights or claims to any Annual Earnout Payment in respect of the 2026 Earnout Period, and (b) releases Purchaser and its Affiliates from any and all obligations arising under Section 2.4 of the SPA or Exhibit A thereto, including the 2026 Earnout Obligation.

Section 1.02       Waiver and Release of Royalty Obligations; Termination of Royalty Agreements.  Effective upon Seller’s receipt in full of the Consideration Payment, (a) Seller hereby waives any and all rights or claims of Seller arising under each Royalty Agreement and under Section 2.5 and Section 2.7 of the SPA and (b) Seller hereby releases Purchaser and its Affiliates from any and all obligations arising under each Royalty Agreement and Section 2.5 and Section 2.7 of the SPA, including any and all Royalty Obligations. The Parties hereby agree that each Royalty Agreement is terminated and of no further force or effect, effective upon Seller’s receipt in full of the Consideration Payment; provided that, notwithstanding anything to the contrary in this Section 1.02, the confidentiality obligations set forth in Section 4.06 of each Royalty Agreement and, solely to the extent applicable to such confidentiality obligations, Section 4.01 of each Royalty Agreement, shall survive and remain in full force and effect in accordance with their terms.

Section 1.03       Waiver and Release of License Agreement Obligations; Termination of License Agreement.  Effective upon Seller’s receipt in full of the Consideration Payment, (a) each Party hereby waives any and all rights or claims of such Party arising under the License Agreement and under Section 2.6 of the SPA, (b) each Party hereby releases the other Party and its Affiliates from any and all obligations arising under the License Agreement and Section 2.6 of the SPA and (c) Seller hereby covenants and agrees to promptly undertake each of the actions set forth in Sections 8.5(a)(i)-(iii) of the License Agreement. The Parties hereby agree that the License Agreement is terminated and of no further force or effect, effective upon Seller’s receipt in full of the Consideration Payment, except as expressly provided in Section 8.5(b) of the License Agreement.

Section 1.04       Waiver of Unknown Claims.  With respect to the rights, claims and obligations waived or released pursuant to Section 1.01, Section 1.02 and Section 1.03 of this Agreement, each Party hereby expressly waives any and all rights conferred upon such Party by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it would have materially affected its settlement with the released party, including, without limitation, the following provisions of California Civil Code Section 1542: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”  Each Party being aware of said code section and any similar, applicable state law, agrees to expressly waive any rights that such Party may have thereunder, as well as under any other statute or common law principles of similar effect with respect to the rights, claims and obligations waived or released pursuant to Section 1.01, Section 1.02 and Section 1.03 of this Agreement.

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Section 1.05       Consideration Payment. As consideration for the foregoing, on the date hereof and promptly following the execution of this Agreement, Purchaser shall pay, or cause to be paid, to Seller the Consideration Payment by wire transfer of immediately available funds to an account designated in writing by Seller.  The Parties acknowledge and agree that the Consideration Payment constitutes the sole and complete consideration for the termination of the Royalty Agreements, the License Agreement and Seller’s waivers and releases set forth in Section 1.01, Section 1.02, Section 1.03 and Section 1.04.

Section 1.06       Satisfaction and Discharge of Contingent Obligations.  The Parties acknowledge and agree that the payment of the Consideration Payment shall constitute the full satisfaction and discharge of all Contingent Obligations and other obligations, whether known or unknown, under the Royalty Agreements.  Notwithstanding anything to the contrary in the SPA, either Royalty Agreement or the License Agreement, effective upon Seller’s receipt in full of the Consideration Payment, Purchaser shall have no further obligation to pay, and Seller shall have no further right to receive, any amount in respect of any Contingent Obligation or other obligation, whether known or unknown, under the Royalty Agreements, whether arising before or after the execution of this Agreement.

Section 1.07       Effect on the SPA.  Except as expressly waived or released pursuant to this Agreement, the SPA shall remain in full force and effect in accordance with its terms.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES

Section 2.01       Mutual Representations and Warranties.  Each Party represents and warrants to the other Party, as of the date of this Agreement, as follows:

(a)          Organization.  Such Party is duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)          Authority.  Such Party has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of and performance by such Party of this Agreement has been duly authorized and approved by all requisite corporate action by such Party.  This Agreement has been duly executed and delivered by such Party and, assuming due authorization, execution and delivery hereof by the other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

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(c)          Noncontravention.  Neither the execution and delivery of this Agreement by such Party, nor the consummation by such Party of the transactions contemplated by this Agreement, shall (i) conflict with or violate any provision of the certificate of incorporation and bylaws of such Party, (ii) violate any Law or Order applicable to such Party or its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in any material or increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any Contract to which such Party or any of its Subsidiaries is a party, except, in the case of clauses (ii) or (iii) of this Section 2.01(c), as would not, individually or in the aggregate, reasonably be expected to delay or impair the ability for such Party to consummate the transactions contemplated by this Agreement.

Section 2.02       Seller Representations and Warranties. Seller represents and warrants to Purchaser that (a) Seller has obtained the prior written consent of Treeline Biosciences, Inc. (“Treeline”) to Seller’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, in each case to the extent such consent is required under that certain Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026, by and among Treeline, Seller and Siri Merger Sub, Inc., and (b) Seller has not granted a security or other interest in, or assigned its right to receive, any or all unpaid Royalties under either Royalty Agreement to any Person.

ARTICLE III.
MISCELLANEOUS

Section 3.01       Entire Agreement.  The SPA, the Royalty Agreements, the License Agreement and this Agreement constitute the entire agreement between the Parties with respect to the matters covered hereby and supersede all previous written, oral or implied understandings between them with respect to such matters.

Section 3.02       Fees and Expenses.  All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses.

Section 3.03       Incorporation by Reference.  Each of Section 11.6 (Counterparts; Electronic Signatures), Section 11.8 (Governing Law; Jurisdiction), Section 11.9 (Specific Enforcement), Section 11.10 (WAIVER OF JURY TRIAL), Section 11.11 (Notices), Section 11.12 (Severability), Section 11.14 (Interpretation) and Section 11.15 (No Recourse) of the SPA is incorporated herein by reference, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

STANDARD BIOTOOLS INC.

By:
/s/ Michael Egholm
Name: Michael Egholm
Title: President and Chief Executive Officer

ILLUMINA, INC.

By:
/s/ Jacob Thaysen
Name: Jacob Thaysen
Title: Chief Executive Officer

[Signature Page to Termination, Waiver and Release Agreement]

Exhibit 99.1

Standard BioTools Announces Sale of Mass Cytometry Business and Illumina’s Buyout of Contingent Payments to Advance Merger with Treeline Biosciences

Sale of Mass Cytometry Business to Multiplex Bio Ensures Full Continuity of CyTOF and Hyperion Product Lines, Customer Relationships, Dedicated Team and Continued Investment in Next Generation Multiplex Platforms

Receives Approximately $30 Million in Negotiated Buyout Related to Contingent Consideration Obligations From Illumina’s Acquisition of SomaLogic Business

Boston, Mass., July 28, 2026 - Standard BioTools Inc. (NASDAQ: LAB) (“Standard BioTools” or the “Company”) today announced the following updates in connection with the Company’s previously announced merger with Treeline Biosciences, Inc. (“Treeline”):

•	Agreement to sell its Mass Cytometry business to Multiplex Bio, an entity founded and led by advanced imaging industry veterans, Michael Johnson, PhD, Tom Villani, PhD and Charles Coffman;
•	Buyout of the 2026 earnout and all future royalty payments for $30 million related to Illumina, Inc.’s previously completed acquisition of Standard BioTools’ SomaLogic business; and
•	Early termination of the waiting period by the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Treeline merger.

Sale of Mass Cytometry Business to Multiplex Bio

Multiplex Bio will be focused on the ongoing commercialization of Standard BioTools’ CyTOF and Hyperion product lines and investment in next generation multiplex platforms to advance scientific research. Multiplex Bio intends to maintain the full continuity of the business including all customer relationships, the majority of the Company’s Mass Cytometry team, existing service and maintenance commitments. The business will continue to operate under the Standard BioTools name and brand. Dr. Johnson will serve as Chief Executive Officer, Dr. Villani will serve as Chief Technology Officer and Mr. Coffman will serve as Chief Operating Officer of Multiplex Bio.

Dr. Johnson and Dr. Villani co-founded Visikol, where they pioneered the commercialization of spatial biology tools including 3D microscopy, multiplex tissue imaging and digital pathology services for the world’s leading pharmaceutical companies, building Visikol into a recognized leader in advanced tissue imaging before its acquisition by BICO in 2021. Mr. Coffman’s operational and financial background spans building and scaling life science businesses through periods of transition and growth.

Michael Egholm, PhD, President and Chief Executive Officer of Standard BioTools, said, “Our Mass Cytometry technology, including the CyTOF and Hyperion instruments, provide unmatched multi-plexing capabilities for biomedical researchers studying a wide range of diseases. After a comprehensive evaluation of opportunities for this business, we are confident that Michael, Tom and Charles are uniquely positioned to steward our products and team given their scientific depth, commercial, operational experience and passion for the technology. Our products will continue to make a meaningful difference in single cell research and in the evolution of spatial biology.”

“The Standard BioTools Mass Cytometry business has an extraordinary scientific legacy and we are honored to carry it forward,” said Dr. Johnson. “CyTOF and Hyperion have been foundational to the field of multiplex proteomic detection, and our goal is to build on that foundation and dedicate ourselves fully to advancing these platforms and supporting the scientists who depend on them every day. Our team has operated this technology firsthand and we understand deeply what it means to the customers and researchers who rely on it. We are genuinely excited by what lies ahead for this business and the broader field of multiplex proteomic imaging and detection where we strongly believe Standard BioTools’s products and team are positioned to lead the entire field.”

The transaction is valued at up to $10 million, comprising a seller’s note issued by Multiplex Bio to Standard BioTools and a potential milestone payment. Standard BioTools has agreed to provide Multiplex Bio with a working capital loan of up to $10 million at the closing of the transaction.

The transaction is expected to close by the end of 2026, substantially concurrently with the closing of the Treeline transaction, subject to approval by Standard BioTools’ stockholders and other customary closing conditions.

Illumina Earnout and Royalty Buyout Payment

Standard BioTools received approximately $30 million as a buyout of the 2026 earnout and all accrued and unpaid royalty payments related to Illumina, Inc.’s previously completed acquisition of Standard BioTools’ SomaLogic business. This payment will now be included in Standard BioTools’ pro forma net cash position at closing of the Treeline transaction, which will be used in determining the value of Standard BioTools in the exchange ratio in the Treeline transaction, in each case subject to the terms of the merger agreement with Treeline.

Pending Transaction with Treeline

On July 20, 2026, Standard BioTools filed its registration statement on Form S-4 with the U.S. Securities and Exchange Commission. On July 21, 2026, the U.S. Federal Trade Commission provided early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The Company expects the Treeline transaction to close by the end of 2026, subject to approval by Standard BioTools stockholders and other customary closing conditions.

About Standard BioTools Inc.

Standard BioTools, Inc. (NASDAQ: LAB), is committed to setting the new standard in the life science tools industry through strategic consolidation, best-in-class operations and a world class management team. The Company’s established portfolio includes essential, standardized next-generation solutions designed to help biomedical researchers develop better therapeutics faster. Learn more at standardbio.com or connect with us on X, Facebook®, LinkedIn, and YouTube™.

For Research Use Only. Not for use in diagnostic procedures.

Limited Use Label License and other terms may apply: standardbio.com/legal/terms-and-conditions/. Patent and License Information: standardbio.com/legal/notices.

Trademarks: standardbio.com/legal/trademarks. Any other trademarks are the sole property of their respective owners. ©2026 Standard BioTools Inc.. All rights reserved.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements regarding the disposition of the Mass Cytometry business; the expected timing of the disposition of the Mass Cytometry business; the Treeline transaction; the expected timing of the closing of the Treeline transaction; the potential benefits of the Treeline transaction; the prospective performance and outlook of the combined company’s business, performance and opportunities; as well as any assumptions underlying any of the foregoing. The words “advance,” “build,” “lead,” “may,” “will,” “continue,” “commitment,” “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the risk that the sale of the Mass Cytometry business may not be completed in a timely manner or at all; (ii) the ability to obtain the requisite approval for the sale of the Mass Cytometry business from stockholders of Standard BioTools; (iii) the possibility that any or all of the various conditions to the consummation of the sale of the Mass Cytometry business may not be satisfied or waived; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement relating to the sale of the Mass Cytometry business; (v) the risk that the Treeline transaction may not be completed in a timely manner or at all; (vi) the ability to obtain the requisite approval for the sale of the Treeline transaction from stockholders of Standard BioTools; (vii) the possibility that competing offers or acquisition proposals will be made with respect to the Treeline business;  (viii) the possibility that any or all of the various conditions to the consummation of the Treeline transaction may not be satisfied or waived; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Treeline transaction, including in circumstances that would require Standard BioTools to pay a termination fee or other expenses; (x) the effect of the pendency of the Treeline transaction on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (xi) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (xii) the risk that stockholder litigation in connection with either the sale of the Mass Cytometry business or the Treeline transaction may result in significant costs of defense, indemnification and liability; (xiii) the parties’ ability to realize the anticipated benefits of the Treeline transaction; (xiv) the risk that the parties may assume unexpected liabilities and expenses as a result of the Treeline transaction; (xv) the risk that the potential disposition of Standard BioTools’ Microfluidics business may not be completed on favorable terms or at all; (xvi) the risk that Standard BioTools could fail to maintain the listing of its common stock on Nasdaq; (xvii) uncertainties as to the potential for development, commercialization and other benefits of any of Treeline’s product candidates; and (xviii) uncertainties as to Treeline’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results.

For information regarding other related risks, see the “Risk Factors” section of Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 16, 2026, Standard BioTools’ most recent Quarterly Report on Form 10-Q and Standard BioTools’ other filings with the SEC. Should any of these risks or uncertainties materialize, actual results could differ materially from expectations. These forward-looking statements speak only as of the date hereof. Standard BioTools does not assume any obligation to, and does not currently intend to, update any such forward-looking statements except as may be required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of Standard BioTools’ sale of its Mass Cytometry business and/or in respect of the Treeline transaction. In connection with the Treeline transaction and related stockholder vote, Standard BioTools has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on July 20, 2026 that included a preliminary proxy statement and a preliminary prospectus of Standard BioTools, and that may be amended or supplemented from time to time. In connection with the disposition of the Mass Cytometry business and related stockholder vote, Standard BioTools will file a preliminary proxy statement with the SEC. This communication is not a substitute for the preliminary proxy statement, preliminary prospectus or any other document that Standard BioTools may file with the SEC or send to its stockholders in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Standard BioTools.

INVESTORS AND STOCKHOLDERS OF STANDARD BIOTOOLS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS, SUPPLEMENTS AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STANDARD BIOTOOLS, TREELINE AND THE PROPOSED TRANSACTIONS. Copies of the materials filed or to be filed by Standard BioTools with the SEC may be obtained free of charge on Standard BioTools’ Investor Relations website at https://investors.standardbio.com or by contacting Standard BioTools’ Investor Relations department at ir@standardbio.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Standard BioTools, Treeline and certain of their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies of Standard BioTools stockholders in connection with the proposed transactions under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of Standard BioTools’ executive officers and directors who may, under SEC rules, be deemed participants in the solicitation by reading Standard BioTools’ proxy statement for its 2026 annual meeting of stockholders (including under the headings “Management and Corporate Governance,” “Executive Officer and Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, subsequent Quarterly Reports on Form 10-Q and Standard BioTools’ other filings with the SEC. Information regarding Treeline’s directors and executive officers who may be deemed participants in the solicitation is contained in the registration statement on Form S-4 filed by Standard BioTools. These documents are or will be available free of charge at the SEC’s website at www.sec.gov or by going to Standard BioTools’ Investor Relations website at http://investors.standardbio.com or contacting Standard BioTools’ Investor Relations department at ir@standardbio.com.

Contacts

Investors:
ir@standardbio.com

Media:
Dan Moore / Nick Lamplough / Tali Epstein
Collected Strategies
LAB-CS@collectedstrategies.com